

Mail Stop 3628

August 19, 2008

Via Facsimile and U.S. Mail

Mark Borden, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

> **Re: Stream Global Services, Inc.**
> **Schedule TO-I**
> **Filed August 7, 2008**
> **File No. 005-83214**

Dear Mr. Borden:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

General

1. According to the Form 10-Q filed on August 14, 2008 Stream Global had approximately 30 million shares of common stock outstanding as of August 14. Please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to take Stream Global private within the meaning of Exchange Act Rule 13e-3.

Offer to Purchase

2. We note that in footnote (7) on page 34, you state that Ares will own 78% of the outstanding stock after the tender offer. Please describe the effects of this change of control. Refer to Item 1011(b) of Regulation M-A.

Tendering Stockholders' Representations and Warranties, page 25

3. Please revise the requirement in the fourth paragraph that stockholders acknowledge that they have read the offer to purchase.

Purchase of Shares and Payment of Purchase Price, page 28

4. We note that you do not expect to commence payment for shares purchased until approximately five business days after the expiration date of the offer. Please tell us how this payment schedule complies with the requirement to pay promptly after the termination of the offer. Refer to Rules 13e-4(f)(5) and 14e-1(c). Refer also to at Section II.D. of Exchange Act Release 43069 (July 24, 2000).

Conditions of the Offer, page 29

5. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the offeror and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. In this regard, please revise the reference to actions that "otherwise directly or indirectly" restrain or "otherwise affect" or "otherwise relate in any manner to the Offer." Please revise so that security holders can understand what events or non-events would "trigger" the listed conditions, allowing you to abandon the offer.

6. Please explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose whether security holders may challenge your determinations. Please revise similar references to "final and binding" throughout your document.

Incorporation by Reference, page 32

7. We note that in the first paragraph you state that you are incorporating any documents that are filed after August 7, 2008. Please revise this statement to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions